EXHIBIT 4.1.12
TWELFTH AMENDMENT TO THE
COUNTRYWIDE FINANCIAL CORPORATION
401(k) SAVINGS AND INVESTMENT PLAN
     This Twelfth Amendment is made as of this 20th day of December, 2006, by Countywide Financial Corporation (the “Company”), a corporation duly organized and existing under the laws of the State of Delaware.
WITNESSETH:
     WHEREAS, the Company maintains the Countrywide Financial Corporation 401(k) Savings and Investment Plan (the “Plan”), as most recently amended and restated by indenture effective as of January 1, 1997.
     WHEREAS, the Company wishes to amend the Plan relative to Joint Venture Service.
     NOW, THEREFORE, on behalf of the Company, the Board of Directors of the Company does hereby amend the Plan, pursuant to Section 15.01 thereof, effective as of January 1, 2006 as follows:
     By deleting the portion of Appendix D titled “Special Rules in Connection with Joint Ventures” and by substituting therefor the following:
“Special Rules in Connection with Joint Ventures
Notwithstanding any provisions of the Plan to the contrary, the following rules shall apply in connection with a joint venture to which the Company or Affiliated Company is a party (a ‘Joint Venture’):
1.	A Joint Venture is, as determined by the Administrator in its sole discretion, a joint venture, partnership, strategic alliance or other similar arrangement with a third party.

2.	If a Member or Eligible Employee is employed by or transferred by an Employer to a Joint Venture, the following rules apply:
(a)	Such Participants who do not request a distribution at the time of employment by or transfer to the Joint Venture and Eligible Employees who are transferred to or employed by a Joint Venture shall be credited with Years of Service and Hours of Service for purposes of determining eligibility to participate under the Plan and vested status under the Plan for all continuous service with the Joint Venture.

(b)	If such Participant or Eligible Employee returns to or is rehired directly from the Joint Venture by a Participating Employer as an Eligible Employee, with no intervening employment by an employer unrelated to the Joint Venture, he or she will have immediate eligibility for Employer

Matching Contributions, Employer Discretionary Contributions, QNECs and Employer limited Profit Sharing Contributions if his or her combined prior service with a Participating Employer and service with a Joint Venture satisfy the applicable eligibility requirements therefor.

(c)	If such Participant has an outstanding loan at the time of such employment or transfer, he or she will not be able to repay the loan through payroll deductions, but may continue repayment through other means, as contemplated by the Plan.
3.	Employees of Countrywide KB Homes hired by an Employer on and after January 1, 2006 shall be credited with Years of Service and Hours of Service for purposes of determining eligibility to participate under the Plan, eligibility for Employer Matching Contributions and for Employer Limited Profit Sharing Contributions, and vested status under the Plan based on their service date on record with Countrywide KB Homes.”
     Except as specifically amended hereby, the Plan shall remain in full force and effect as prior to this Twelfth Amendment.
     IN WITNESS WHEREOF, the Company has caused this Twelfth Amendment to be executed as of the day and year first above written.

Countrywide Financial Corporation

By:	/s/ MARSHALL M. GATES Marshall M. Gates
Senior Managing Director and
Chief Administrative Officer

Attest	/s/ LORI J. SHEAD Lori J. Shead
First Vice President and Senior Counsel

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